Exhibit 12

PSS WORLD MEDICAL, INC. AND SUBSIDIARIES

COMPUTATION OF CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

FOR THE FISCAL YEARS ENDED April 2, 2010, March 27, 2009, March 28, 2008, March 30, 2007,

AND March 31, 2006

(Dollars in Thousands)

	2010	2009	2008	2007	2006
Fixed charges:
Interest expense	$17,295	$22,158	$12,495	$10,597	$10,539
Capitalized interest	1,182	854	405	520	1,089
Interest component of rental expense	15,207	13,207	12,315	14,407	12,838

Fixed charges	$33,684	$36,219	$25,215	$25,524	$24,466

Earnings:
Income from continuing operations before provision for income taxes	$110,130	$83,716	$87,732	$74,965	$65,347
Add: Fixed charges	33,684	36,219	25,215	25,524	24,466
Less: Capitalized interest	1,182	854	405	520	1,089

Total earnings	$142,632	$119,081	$112,542	$99,969	$88,724

Ratio of earnings to fixed charges:
Total earnings	$142,632	$119,081	$112,542	$99,969	$88,724
Fixed charges	$33,684	$36,219	$25,215	$25,524	$24,466
Ratio(a)	4.2	3.3	4.5	3.9	3.6

(a)	The consolidated ratios of earnings to fixed charges are calculated in accordance with Section 229.503 (d) of Regulation S-K.